[Ropes & Gray Letterhead]

March 31, 2008

Excelsior International Equity Fund

Excelsior Funds Trust

One Financial Center

Boston, Massachusetts 02111-2621

Columbia International Growth Fund

Columbia Funds Series Trust I

One Financial Center

Boston, Massachusetts 02111-2621

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of March 27, 2008 between and among: (i) Excelsior Funds Trust, a Delaware statutory trust (“Excelsior Trust”), on behalf of one of its series, Excelsior International Equity Fund (“Target Fund”); (ii) Excelsior Funds, Inc., a Maryland corporation, on behalf of one of its series, Excelsior International Fund (“International Fund”); (iii) Columbia Funds Series Trust I, a Massachusetts business trust (“Columbia Trust”), on behalf of one of its series, Columbia International Growth Fund (“Acquiring Fund”); and (iv) Columbia Management Advisors, LLC (“Columbia Management”), the investment adviser to Acquiring Fund. The Agreement describes: (a) a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund, and (b) a very similar transaction between Acquiring Fund and International Fund also to occur as of the Closing Date (the “International Merger”). This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of Excelsior Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

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Columbia International Growth Fund

Acquiring Fund is a series of Columbia Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated January 16, 2008 and such other items as we have deemed necessary to render this opinion. In addition, you and International Fund have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you and International Fund have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts presented in representation 5 of the letter from Acquiring Fund and representation 6 of the letters from Target Fund and International Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, whether or not the International Merger occurs, following the Transaction, Acquiring Fund will continue the business of Target Fund as an open-end investment company seeking capital appreciation through investment in a diversified portfolio of foreign securities. Acquiring Fund and International Fund invest at least 65% of their assets in equity securities of larger, more established companies located in developed foreign markets. Target Fund invests at least 80% of its net assets in equity securities, primarily of larger, more established companies located in developed foreign markets.

Target Fund and International Fund have pursued their goals by investing primarily in equity securities of large, established companies located in developed foreign markets, including Western Europe and the more developed nations in the Pacific Basin and Latin America. Both Target Fund and International Funds’ advisers currently select investments by identifying companies expected to experience sustainable earnings growth and to benefit from global economic trends or promising technologies whose value is not recognized in the prices of their securities.1 Target Fund must invest at least 80% of its assets in equity securities of issuers outside the U.S.; whereas, like International Fund, Acquiring Fund will be required to invest only 65% of its net assets in such securities. Acquiring Fund may invest up to 35% of its assets in foreign debt securities, unlike Target Fund, which has no similar strategy and can invest no more than 20% of its net assets in investments other than foreign equity securities. Given the similarity of Target, Acquiring and International Funds’ investment strategies, however, as well as their common management (described below), it is anticipated that the portfolio held by Acquiring Fund will be very similar to those historically held by Target Fund and International Fund (as described below).

[1]	Growth stocks generally offer the potential for strong revenue and earnings and accompanying capital growth, with less dividend income than value stocks.

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Columbia International Growth Fund

As of September 30, 2007, a date that reflects Target Fund’s portfolio composed prior to any investment changes made with a view to the reorganization,2 Target Fund and International Fund pursued their shared objective by investing primarily in stocks of non-U.S. companies (96.2% of net assets for Target Fund and 94.0% for International Fund). Target and International Funds shared the same two portfolio managers and were in the same Morningstar Category (“Foreign Large Growth”) and Style Box (“Large Growth”).3 As “Large Growth” funds, Target and International Funds seek investments in the stocks of foreign large-cap companies with high price-to-book and price-to-cash flow ratios. They also had very similar price-to-earnings ratios (17.21% for Target Fund and 17.17% for International Fund). As one would expect from equity funds, each of Target and International Funds invested almost all of its net assets in stocks (as described above) and minimal amounts in cash and other investments (3.30% for Target Fund and 5.9% for International Fund). International Fund held the remainder of its net assets (5.6%) in cash. Neither Target Fund nor International Fund had any investment in U.S. stocks.

A comparison of Target and International Funds’ portfolios as of September 30, 2007 indicates that, consistent with their similar goals and strategies, Target and International Funds held stocks with similar characteristics. First, stocks of companies with large market capitalizations predominated in their portfolios.4 The average market capitalization of Target Fund’s investments was $25.2 billion and International Fund’s was $25.0 billion. Each of Target Fund and International Fund invested a nearly identical percentage of its portfolio in each Morningstar capitalization category, with both investing most heavily in giant-cap stocks (47.3% in the case of Target Fund and 46.9% in the case of International Fund). There was a total overlap of 99% in the amounts that each portfolio invested in issuers of varying market capitalizations. Each of Target Fund and International Fund invested approximately 47% in giant-cap stocks, 33% in large-cap stocks, 16% in medium-cap stocks, 3% in small-cap stocks and less than 1% in micro-cap stocks.

Second, Target and International Funds’ portfolios reflect comparable sector diversification. Their equity investments were compared using three broad industry sectors: Information Technology, Services, and Manufacturing, which are further subdivided into twelve categories. In the three broad sectors, Target and International Funds shared a total overlap of 99%. Even upon further dividing each of these three industry sectors into a total of twelve

[2]	Unless otherwise noted, all observations hereinafter regarding portfolio characteristics of Target Fund and International Fund are as of September 30, 2007.
[3]	The Morningstar Style Box is based on the equity holdings of a portfolio based on its most recently available portfolio at the time of analysis, which can differ from a fund’s historic holdings. Each is a nine-square grid that provides a graphical representation of the investment style of stocks and mutual funds. For stocks and stock funds, it classifies securities according to market capitalization (the vertical axis) and growth and value factors (the horizontal axis). The Morningstar category, on the other hand, is assigned based on the underlying securities in each portfolio over the past three years.
[4]	Morningstar uses a rolling breakpoint to define market capitalizations, which reflects a percentage of the market rather than a fixed number. Morningstar defines giant-cap stocks as the top 40% of market capitalization for each style zone; large-cap stocks represent the next 30%; medium-cap stocks are defined as the next 20%; and small-cap stocks represent the balance.

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Columbia International Growth Fund

categories (service: healthcare services, consumer services, business services, financial services; information: software, hardware, media, telecommunications; and manufacturing: consumer goods, industrial goods, energy, utilities), Target and International Funds still share a total overlap of 98%. Target and International Funds shared nearly identical diversification across these 12 categories.

Third, Target and International Funds’ portfolios had nearly identical regional exposure. Both invested approximately 55% of net assets in western Europe (including 16% in the UK; 8% in France, 7% in Germany and 6% in Switzerland), 21% in Japan, 15% in Asia (excluding Japan), 2% in Latin America and 1% in North America. Overall, the total regional overlap was 97%.

Finally, Target and International Funds have comparable risk and return profiles. Each uses the MSCI AC World Index ex USA Gross as its benchmark. Their 3-year betas (0.97 and 0.95, respectively) indicate that Target and International Funds were each slightly less volatile than their benchmark.5 Moreover, both had a Morningstar Rating of 3,6 and they had similar percent turnover in their portfolios (31% for Target Fund and 28% for International Fund).

The specific characteristics described above do not constitute fixed aspects of Target and International Funds’ respective investment strategies. Rather, they reflect the fact that the similarities in Target and International Funds’ respective investment strategies led them to react similarly to market conditions in existence prior and without reference to the proposal to merge Target and International Funds into Acquiring Fund.

Acquiring Fund will adopt International Fund’s investment objectives and principal investment strategies. Given the similarity of Target and International Funds, even if the International Merger occurs, at least 33- 1/3 % of Target Fund’s portfolio assets would not be required to be sold in order for Acquiring Fund to comply with its investment objectives, strategies, policies, risks and restrictions. Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with Target and Acquiring Fund’s shared investment strategies as described above and reflected in Target Fund’s portfolio data described above.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

(i)	The Transaction will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

[5]	Beta is the statistical measure of the degree of variance between a security or fund and a specifically defined market proxy, such as the S&P 500 Index.
[6]	Morningstar rates mutual funds with 1 to 5 stars based on how the fund has performed (adjusted for risk and sales charges) in comparison to other funds within the same Morningstar category, with one star representing the bottom 10% of funds and 5 stars representing the top 10%. An overall rating is produced by combining the three-, five- and 10-year ratings.

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Columbia International Growth Fund

(ii)	Under Sections 361 and 357 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

(iii)	Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

(iv)	Under Section 358 of the Code, the aggregate tax basis for the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Transaction will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

(v)	Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund Shares received in the Transaction will include the period during which the Target Fund shares exchanged therefor were held by such shareholder (provided the shareholder held the Target Fund shares as capital assets on the Closing Date);

(vi)	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

(vii)	Under Section 362(b) of the Code, Acquiring Fund’s tax basis in Target Fund assets acquired by Acquiring Fund in the Transaction will be the same as the tax basis of such assets in the hands of Target Fund immediately prior to the Transaction;

(viii)	Under Section 1223(2) of the Code, the holding periods in the hands of Acquiring Fund of the assets of Target Fund acquired by Acquiring Fund in the Transaction will include the periods during which those assets were held by Target Fund; and

(ix)	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

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Columbia International Growth Fund

We express no view with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July of 2005 suggests that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganizations satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company seeking capital appreciation through investment in a diversified portfolio of foreign equity securities, primarily of larger, more established companies located in developed foreign markets. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

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Columbia International Growth Fund

Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP